AB* 9/2

09041948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 2 6 2009
Washington, DC
110

SEC FILE NUMBER
8- 50337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton (City) CT (State) 06897 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L. Chu 203-563-5085 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 9/17

OATH OR AFFIRMATION

I, Ann L. Chu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of August 21st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

ELEANOR F. ROYSTON
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2009

Commonfund Securities, Inc.
Index
June 30, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

August 25, 2009

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2009

Assets	
Cash and cash equivalents	$ 8,831,256
Receivables from affiliated organizations	3,522,859
Other receivables	40,898
Deferred tax asset	1,013,034
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	139,976
Prepaid expenses and other assets	152,980
Total assets	$ 13,701,003
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 6,402,219
Tax liability	1,223,929
Payable to affiliated organizations	48,683
Total liabilities	7,674,831
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	2,470,744
Total shareholder's equity	6,026,172
Total liabilities and shareholder's equity	$ 13,701,003

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly, National Association of Securities Dealers, Inc.).

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The deferred income tax asset reported on the statement of financial condition does not include any valuation reserve at June 30, 2009. All cumulative temporary differences are deemed more likely than not to be realized in future years.

As of June 30, 2009, the Company has recorded net deferred tax assets of $1,013,034 resulting primarily from temporary differences associated with the Company's deferred and incentive compensation plans.

Cash and Cash Equivalents

Cash includes cash held on deposit with the Company's custodian, Wachovia Bank ("Wachovia"). Cash equivalents include highly liquid short-term investments including a money market account that invests in short-term US Treasury securities and US Treasury Bills and demand deposits maturing within three months of the date of the acquisition.

At June 30, 2009, cash and cash equivalents consisted of demand deposits and $8,537 in the Evergreen Institutional Money Market Fund, an investment product sponsored by an affiliate of the Company, valued at cost which approximates market value.

Property and Equipment

Expenditures which significantly increase the value or extend the useful lives of assets or which are incurred during a construction phase are capitalized. Property is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation for leasehold improvements is computed using the straight-line

method over the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major categories of fixed assets as of June 30, 2009 are Furniture, Fixtures and Equipment with a cost and accumulated depreciation of $167,272 and $60,972, respectively. Leasehold improvements were placed into service on the effective date of the office lease on December 31, 2006 with a cost and accumulated depreciation of $52,044 and $18,368, respectively.

Valuation of Investments

Portfolio investments are carried at fair value in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). Investments in securities that are publicly traded are valued based on observable market prices on June 30, 2009. Investments for which observable market prices do not exist are reported at fair value as determined by the Company.

SFAS 157 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable

Inputs are generally used in applying the valuation techniques and broadly refer to the assumptions that the Company uses to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's received risk of that instrument.

As of June 30, 2009, both the Company's investment in Nasdaq of $6,393 which is included in Prepaid expenses and other assets and the Company's investment in the Evergreen Institutional Money Market Fund are considered level one financial instruments.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 addresses how a reporting company accounts for all tax positions including the uncertain tax positions reflected or expected to be reflected in the company's past or future tax returns. The interpretation also requires the company to recognize interest and penalties associated with the uncertain tax positions. On December 30, 2008, the FASB issued FIN 48-3, "Effective Date of FASB Interpretation No. 48 for

Certain Nonpublic Enterprises ('FSP 48-3')", which once again deferred the effective date of FIN 48. Management has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable. Management is currently evaluating the impact, if any, the adoption of FIN 48 will have on the Company's financial condition, results of operations or cash flows of the Company.

3. Related Parties

Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resource administration and accounting. It is management's belief that such services are compensated for based on arm's length principles.

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $7,674,831 at June 30, 2009. At June 30, 2009, the Company's ratio of aggregate indebtedness to net capital was 6.61 to 1 and net capital was $1,161,188, which was $649,533 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. Bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to mitigate the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on square footage occupied at Commonfund's headquarters. Rental expense for the year ended June 30, 2009 was $592,858. Additionally, on December 1, 2006 the Company entered into an office lease agreement for its Los Angeles office at an annual rent of $118,908 plus any increases in operating expense over its base year. The term of the Los Angeles lease is 7 years and 1 month.

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

The Company offers a number of compensation programs ("the Plans") to attract and retain key personnel. Compensation under certain of these programs will be paid in future years to eligible

employees who are employed by the Company. The costs of the Plans are recognized over the scheduled service periods. Amounts charged to expense included in salaries, benefits and payroll taxes in the financial statements related to the Plans were $1,600,465 for the year ended June 30, 2009. The unvested future payments related to the awards made under the Plans are estimated to total $1,647,098 and $899,348 for the years ending June 30, 2010 and 2011, respectively.

8. Subsequent Events

In accordance with the provisions set forth in FASB Statement of Financial Accounting Standards No. 165 "Subsequent Events", adopted by the Company as of June 30, 2009, management has evaluated the possibility of subsequent events existing in the Company's financial statements through August 21, 2009. Management has determined that there are no material events that would require disclosure in the Company's financial statement through this date.

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

AUG 26 2009

Washington, DC 110

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Shareholder of Commonfund Securities, Inc.:

In planning and performing our audit of the financial statements of Commonfund Securities, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
August 25, 2009